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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                       Commission File Number:333-43390
                       --------------------------------

  (Check One):   [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
                 [ ] Form 20-F   [ ] Form 11-K   [ ] Form N-SAR

                      For Period Ended: September 30, 2001
                      ------------------------------------

     [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K  [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                               Weigh-Tronix, LLC
                               -----------------
                            Full Name of Registrant

                        Former Name if Applicable    N/A

                           101 Dyer Street, Suite 300
                           --------------------------
           Address of Principal Executive Office (Street and Number)

                              Providence, RI 02903
                              --------------------
                            City, State and Zip Code
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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof ,will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The registrant and its lenders are in the process of discussing the terms of a waiver and amendment to the Registrant's Amended and Restated Credit Agreement, dated as of June 13, 2000 (the "Credit Agreement"), which would (i) waive a financial ratio applicable to the quarter ended September 30, 2001 under the Credit Agreement and amend the same financial ratio for certain succeeding quarters, (ii) increase applicable interest rates beginning in early 2002, and
(iii) amend certain operating covenants currently and provide for the possible re-setting of various financial ratios and financial covenants under the Credit Agreement by early February, 2002. The filing by the Registrant of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, within the prescribed time period could not be accomplished prior to obtaining the waiver and amendment without unreasonable effort or expense. In accordance with Rule 12b-25, the Registrant will file said Form 10-Q on or before the fifth calendar day following the prescribed due date of November 14, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donald J. MacKenzie         401              272-4402
-------------------         ---              --------
      (Name)            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

                                [X] YES [ ] NO
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [X] YES [ ] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report sales for the quarter ended September 30, 2001 of $77.4 million, compared with sales of $86.7 million for the quarter ended September 30, 2000, a decrease of 10.7%. The Company expects to report a net loss for the quarter of $19.4 million, compared with a net loss of $14.4 million last year. The decrease in sales is mainly attributable to the disposal of the Company's North American Slicer Business on July 29, 2001, and the closure and sale, respectively, of the Company's German and Spanish businesses. The net loss for the quarter ended September 30, 2001 includes a charge of $12.4 million for the write-down of long-lived assets related to operations closed or sold during the quarter.

     After excluding unusual and non-recurring items of income and expense in accordance with its Senior Credit Agreement, the Company expects to report Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") of $8.7 million for the quarter ended September 30, 2000, an increase of $0.8 million, or 10.1% over the same quarter last year on a pro forma basis, after giving effect to the disposal of the North American Slicer Business as if it occurred on July 1, 2000.




                               Weigh-tronix, LLC
                               -----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2001            By:  /s/ Donald J. MacKenzie
                                        -----------------------
                                   Name:  Donald J. MacKenzie
                                   Title: Vice President and Chief
                                          Financial Officer